Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Website News

Time Warner Cable completes rollout of faster Internet service in Charlotte
Originally appeared in The Charlotte Observer
By: Katherine Peralta
November 4, 2015

Time Warner Cable customers throughout the Charlotte may now realize they’re getting faster Internet speeds.

The cable provider said Wednesday it has completed the area’s rollout of its high-speed TWC Maxx service, which boasts speeds up to six times faster, or up to 300 megabits per second, for no additional cost.

The rollout also includes the upgrade to an all-digital TV lineup, bringing customers 20,000 On Demand channels. That number that will rise to 25,000 by the end of the year, Time Warner says.

“Faster and more reliable Internet, more HD video and enhanced network reliability are just the beginning of the benefits our customers will enjoy from TWC Maxx,” said Charlene Keys, area vice president of operations for Charlotte, in a statement.

Read the full article here. http://www.charlotteobserver.com/news/business/article42941976.html#storylink=cpy

Posted on November 9, 2015 in News

###

Charter takes on critics of Time Warner Cable deal
Originally appeared in St. Louis Business Journal
By Angela Mueller
November 4, 2015

Charter Communications is fighting back against those who have voiced opposition to its proposed mergers with Time Warner Cable and Bright House Networks in a Tuesday filing with the Federal Communications Commission.

In the filing, Charter responds to petitions that have been filed urging the FCC to deny the merger, claiming the new company would not harm video competition, Multichannel News reports.

Read the full article here. http://www.bizjournals.com/stlouis/morning_call/2015/11/charter-takes-on-critics-of-time-warner-cable-deal.html

Posted on November 9, 2015 in News
###

Charter Tells FCC of Commitment to Net Neutrality Regardless of Legal Intrigue
Originally appeared in The Hollywood Reporter
By Eriq Gardner

The cable giant also says its proposed merger with Time Warner Cable will benefit online video providers like Netflix.

If a $55 billion merger between Charter Communications and Time Warner Cable is completed, the marriage will result in a bigger company that commands about 15 percent of the nation's cable and satellite subscribers and 22 percent of its broadband subscribers.

Naturally, concern about the ramifications of consolidation has ensued. This week, Charter answered its critics with a filing at the FCC that among other things, stresses its commitment to the principles of net neutrality.

"New Charter will not block or throttle Internet traffic or engage in paid prioritization, regardless of the outcome of the litigation over the Open Internet Order," says Charter, referring to the FCC's decision to reclassify internet service as a utility under Title II of the Telecommunications Act and the subsequent and pending legal challenges made by companies including AT&T and Alamo Broadband.

Read the full article here. http://www.hollywoodreporter.com/thr-esq/charter-tells-fcc-commitment-net-836979

Posted on November 9, 2015 in News

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.